                 LORUS THERAPEUTICS INC.

                 SECOND QUARTER Sept. 1, 2003 to Nov. 30, 2003















                          BEING STRONG WHERE IT COUNTS














                                                                       L O R U S

LETTER TO SHAREHOLDERS

Dear Shareholder:

The second fiscal quarter was marked by the steady progress in our pivotal phase III clinical trial of Virulizin(R) for treating advanced pancreatic cancer. This registration trial is now accepting or treating patients at over 100 sites globally.

     Lorus initiated a phase II clinical trial in hormone refractory prostrate cancer using GTI-2501, the Company's second antisense drug candidate at the Sunnybrook Regional Cancer Centre in Toronto. There are very limited treatment options available once advanced prostate cancer ceases to respond to hormonal therapies. Lorus believes that GTI-2501, an antisense drug that showed antitumor activity in a wide variety of preclinical cancer models and a good safety profile in previous human studies, has potential to benefit a difficult to treat patient population.

     Subsequent to the quarter end, Lorus analyzed interim data from the exploratory phase II clinical trial for GTI-2040 in combination with capecitabine for patients with advanced renal cell carcinoma. Unaudited data analysis showed that more than half of the 21 evaluable patients in this study exhibited disease stabilization, ranging up to eight months. Tumor shrinkages of index tumors compared to baseline measurements were also observed in some patients. The Company intends to further the development of GTI-2040 in a definitive Phase II/III registration trial based on the preliminary data analysis, and promising preclinical data for GTI-2040 showing positive antitumor efficacy in combination with cytokines. Design of the investigation is underway, but will likely include a pharmacokinetic and disease response analysis of GTI-2040 in combination with a first-line approved therapy versus first-line therapy alone, in previously untreated, newly diagnosed patients.

     In September, Lorus out-licensed its small molecule program to Cyclacel Ltd. The agreement is a worldwide exclusive license for the development and commercialization of Clotrimazole analogs. The Company recorded its first license revenue in the quarter as a result of the agreement. Additional license fees of up to $11.6 million may be earned for each drug candidate if Cyclacel achieves certain defined research and development milestones.

     Lorus continues to work with the U.S. National Cancer Institute (NCI) and three of the six clinical trials with GTI-2040 sponsored by the NCI have been initiated.

     During the second quarter Lorus' scientists continued publishing the company's scientific developments in peer reviewed journals. In October a paper entitled "Adenovirus-mediated Ribonucleotide Reductase R1 Gene Therapy of Human Colon Adenocaeinoma" was published in Clinical Cancer Research. Also in October, an article entitled "Macrophages play a critical role in the anti-tumor activity of Virulizin" was published in the International Journal of Oncology. Subsequent to the quarter end, two journal publications appeared, both addressing Lorus' small molecule program recently out-licensed to Cyclacel.

     In November Lorus marked "Pancreatic Cancer Awareness Month" by participating in the Pancreatic Cancer Action Network sponsored Weekend of Hope:
Pancreatic Cancer Symposium in Los Angles, California.


MANAGEMENT'S DISCUSSION AND ANALYSIS

The following information should be read in conjunction with the unaudited consolidated financial statements and notes prepared in accordance with Canadian generally accepted accounting principles (GAAP) in this quarterly report. They should also be read in conjunction with the audited consolidated financial statements and notes, and "Management's Discussion and Analysis contained in the Company's annual report for the year ended May 31, 2003. All amounts are expressed in Canadian dollars unless otherwise noted.

RESULTS OF OPERATIONS

REVENUE

Lorus recorded product, royalty and license revenue of $575,000 in the quarter and $604,000 for the six months ended November 30, 2003 compared to nil for the same periods last year. Included in these amounts is an initial license fee of $546,000 received from Cyclacel Ltd. in connection with the out-licensing of the Company's small molecule program. Additional license fees of up to $11.6 million may be earned for each drug candidate if Cyclacel achieves certain defined research and development milestones. It is not expected that any of these milestones will be achieved within the next twelve months. The balance of the revenue relates to product and royalty revenue from the sale of Virulizin to Mayne Pharma, the Company's Mexican distributor. The Company does not anticipate product revenue in 2004 from any of its other anticancer drugs currently under development.

RESEARCH AND DEVELOPMENT

Research and development expenses for the second quarter of fiscal 2004 increased to $5,586,000 compared to $3,323,000 for the same quarter last year. For the six months ended November 30, 2003, research and development expenses increased to $12,849,000 compared to $6,370,000 for the same period last year. The increase in expenditure on research and development activities relates primarily to higher clinical trial and regulatory expenditures for the continuation of the pivotal Phase III clinical trial of Virulizin(R) for the treatment of advanced pancreatic cancer at over 100 worldwide sites, increased manufacturing and compliance activities for Virulizin(R), and the upfront supply of GTI-2040 drug for the U.S. NCI sponsored phase II clinical trial programs.

GENERAL AND ADMINISTRATIVE

General and administrative expenses for the second quarter of fiscal 2004 increased to $1,176,000 compared to $796,000 for the same quarter last year. For the six months ended November 30, 2003, general and administrative expenses increased to $2,407,000 compared to $2,100,000. The increase is attributable mainly to higher professional service costs incurred to comply with higher capital market regulation requirements and other corporate initiatives.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization for the second quarter of fiscal 2004 decreased to $99,000 compared to $164,000 for the same quarter last year. For the six months ended November 30, 2003, depreciation and amortization was $198,000 compared to $259,000 for the same period last year. These decreases were due mainly to lower deferred stock based compensation amortization in current year.

INTEREST INCOME

Interest income for the quarter ended November 30, 2003 was $314,000, comparable with the same quarter last year. For the six months period, interest income was $707,000 in fiscal 2004 compared to $684,000 for the same period last year.

NET LOSS

Net loss for the second quarter this year totaled $5,998,000 ($0.03 per share) compared to a loss of $3,969,000 ($0.03 per share) for the same quarter last year. On a year-to-date basis, the loss was $14,169,000 ($0.08 per share) compared to $8,045,000 ($0.06 per share) for the comparable period last year. The increase in net loss relates primarily to the continuation of the expanded Virulizin(R) Phase III clinical trial, increased manufacturing and compliance activities and drug supply for the U.S. NCI sponsored GTI-2040 phase II clinical trial programs.

     The Company has incurred annual operating losses since inception related to the research, manufacturing, and clinical development of its proprietary compounds. Losses will continue as Lorus further invests in its drug development programs.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, Lorus has financed its operations and technology acquisitions primarily from equity financing, the exercise of warrants and stock options, and interest income on funds held for future investment. The Company believes that its available cash, cash equivalents and short-term investments, and the interest earned thereon, will be sufficient to finance its operations and capital needs for more than twelve months.

OPERATING CASH REQUIREMENTS

Lorus' cash used in operating activities for the second quarter of fiscal 2004 increased to $6,417,000 compared to $2,700,000 for the same quarter last year. The increase in the quarter can be attributed to higher clinical trial and development costs compared to the same period last year and a decrease in current liability balance during the current fiscal quarter compared to the same quarter last year. For the six-month period ended November 30, 2003, cash used in operations increased to $12,306,000 compared to $5,187,000 for the same period last year. The increase in the six-month is due mainly to higher clinical trial and product development costs.

CASH POSITION

At November 30, 2003 Lorus had cash and cash equivalents and short-term investments totaling $42.6 million compared to $25.1 million at May 31, 2003. Working capital was $37.5 million at November 30, 2003 compared to $20.9 million at May 31, 2003.

RISKS AND UNCERTAINTIES

Economic, sector and company specific risks are the same as those identified in the "Management Discussion and Analysis" contained in the Company's 2003 Annual Report.



/s/ DR. JIM A. WRIGHT
---------------------------------
DR. JIM A. WRIGHT
Chief Executive Officer


Forward Looking Statements

Except for historical information, this quarterly report contains forward-looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.


For more information:

GRACE TSE

Lorus Therapeutics Inc.
T 416 798 1200 ext. 380
F 416 798 2200
E ir@lorusthera.com
www.lorusthera.com

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(unaudited)


                                                                     THREE       Three        Six           Six        Period from
                                                                    MONTHS       months     months        months        inception
                                                                    ENDED        ended       ended         ended      Sept. 5, 1986
 (amounts in 000's except for per common share data)               Nov. 30,     Nov. 30,    Nov. 30,      Nov. 30,     to Nov. 30,
 (Canadian Dollars)                                                  2003         2002       2003          2002            2003
                                                                  --------      -------     --------     --------      ----------
REVENUES (NOTE 2)                                                    $ 575       $   --      $   604     $     --       $    670
                                                                  --------      -------     --------     --------      ---------
                                                                       575           --          604           --            670
                                                                  --------      -------     --------     --------      ---------
 Expenses
 Cost of Sales                                                          26           --           26           --             81
 Research and development                                            5,586        3,323       12,849        6,370         71,908
 General and administrative                                          1,176          796        2,407        2,100         35,285
 Depreciation and amortization                                          99          164          198          259          8,559
                                                                  --------      -------     --------     --------      ---------
 OPERATING EXPENSES                                                  6,887        4,283       15,480        8,729        115,833
                                                                  --------      -------     --------     --------      ---------
 INTEREST AND OTHER INCOME                                            (314)        (314)        (707)        (684)        (9,491)
                                                                  --------      -------     --------     --------      ---------
 LOSS FOR THE PERIOD                                                 5,998        3,969       14,169        8,045        105,672
 Deficit, beginning of period                                       99,674       78,945       91,503       74,869             --
                                                                  --------      -------     --------     --------      ---------
 DEFICIT, END OF PERIOD                                           $105,672      $82,914     $105,672     $ 82,914       $105,672
                                                                  --------      -------     --------     --------      ---------
BASIC AND DILUTED LOSS PER COMMON SHARE                           $   0.03      $  0.03     $   0.08     $   0.06
                                                                  --------      -------     --------     --------
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING USED
   IN THE CALCULATION OF BASIC AND DILUTED LOSS PER SHARE          171,557      144,422      171,537      144,419
                                                                  --------     --------      -------      -------


See accompanying notes to unaudited consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)


                                                               THREE           Three          SIX         Six         Period from
                                                               MONTHS          months        MONTHS      months        inception
                                                               ENDED           ended         ENDED        ended      Sept. 5, 1986
(amounts in 000's)                                            NOV. 30,        Nov. 30,      NOV. 30,    Nov. 30,      to Nov. 30,
(Canadian Dollars)                                              2003            2002          2003        2002            2003
                                                             --------        ---------    ---------     -------      ------------
Operating Activities
Loss for the period                                            $(5,998)       $(3,969)     $(14,169)       $(8,045)      $(105,672)
Add items not requiring a current outlay of cash:
        Depreciation and amortization                              540            647         1,072          1,132          15,033
        Stock-based compensation                                   (48)           (47)          (44)            --           1,292
        Other                                                       --             --            --             --             500
Net change in non-cash working capital
   balances related to operations                                 (911)           669           835          1,726           4,184
                                                               -------         ------       -------       --------        --------
CASH USED IN OPERATING ACTIVITIES                               (6,417)        (2,700)      (12,306)        (5,187)        (84,663)
                                                               -------         ------       -------       --------        --------
Investing Activities

Sale (purchase) of short-term investments, net                 (10,311)         4,959       (15,263)         8,437         (39,482)
Acquisition, net of cash received                                   --             --            --             --            (539)
Acquired research and development                                   --             --            --             --            (715)
Additions to fixed assets                                         (104)          (601)         (175)          (903)         (5,167)
Cash proceeds on sale of fixed assets                               --             --            --             --             348
                                                               -------         ------       -------       --------        --------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                (10,415)         4,358       (15,438)         7,534         (45,555)
                                                               -------         ------       -------       --------        --------

Financing Activities
Issuance of warrants                                                --             --         4,537             --          36,414
Issuance of common shares                                           60             --        25,396              4          97,143
Additions to deferred financing costs                               --             --            --             --            (245)
                                                               -------         ------      --------       --------        --------
CASH PROVIDED BY FINANCING ACTIVITIES                               60             --        29,933              4         133,312
                                                               -------         ------       -------       --------        --------
 INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
   DURING THE PERIOD                                           (16,772)         1,658         2,189          2,351           3,095
 CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                 19,866          1,858           905          1,165              --
                                                               -------         ------       -------       --------         -------
 CASH AND CASH EQUIVALENTS, END OF PERIOD                       $3,094         $3,516        $3,094         $3,516          $3,094
                                                               -------         ------       -------       --------         -------


See accompanying notes to unaudited consolidated financial statements

CONSOLIDATED BALANCE SHEETS

                                                 NOV. 30,          May 31,
(amounts in 000's)                                 2003             2003
(Canadian Dollars)                             (UNAUDITED)       (audited)
                                               -----------       ----------
ASSETS

CURRENT ASSETS

Cash and cash equivalents                       $   3,094        $     905
Short-term investments                             39,482           24,219
Prepaid expenses and amounts receivable               902            1,104
                                                ---------        ---------
TOTAL CURRENT ASSETS                               43,478           26,228
FIXED ASSETS                                        1,485            1,507
GOODWILL                                              606              606
ACQUIRED RESEARCH AND DEVELOPMENT                   4,795            5,669
DEFERRED FINANCING COSTS                              245              245
                                                ---------        ---------
                                                $  50,609        $  34,255
                                                =========        =========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable                                $   3,543        $   1,318
Accrued liabilities                                 2,450            4,042
                                                ---------        ---------
TOTAL CURRENT LIABILITIES                           5,993            5,360
SHAREHOLDERS' EQUITY
Share capital (note 3)
  Common shares

    Authorized: unlimited number of shares;
    Issued and outstanding (000's):
    November 30, 2003 - 171,637
    May 31, 2003 - 145,285                        144,559          120,441
  Warrants (note 3)                                 4,324               --
  Compensation option (note 3)                      1,405               --
  Deferred stock-based compensation                    --              (43)
Deficit accumulated during
  development stage                              (105,672)         (91,503)
                                                ---------        ---------
TOTAL SHAREHOLDERS' EQUITY                         44,616           28,895
                                                ---------        ---------
                                                $  50,609        $  34,255
                                                =========        =========


See accompanying notes to unaudited consolidated financial statements


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)


1.   Basis of Presentation

These unaudited consolidated interim financial statements of Lorus Therapeutics Inc. ("the Company") have been prepared by the Company in accordance with accounting principles generally accepted in Canada and comply in all material respects with accounting principles generally accepted in the United States and follow the same accounting policies and methods of application as the audited annual financial statements for the year ended May 31, 2003. These statements should be read in conjunction with the audited consolidated financial statements for the year ended May 31, 2003.

     The information furnished as at and for the three and six months ended November 30, 2003 and November 30, 2002 reflect, in the opinion of management, all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods presented. Interim results are not necessarily indicative of results for a full year.

2.   Revenue

During the current quarter, the Company recorded license revenue of $546,000 in connection with a worldwide exclusive license agreement entered into with Cyclacel Limited in the UK for the out-licensing of the Company's small molecule program. Additional license fees of up to $11.6 million may be earned if Cyclacel achieves certain defined research and development milestones. Revenue also includes product and royalty revenue from the sale of Virulizin(R) to Mayne Pharma, the Company's distribution partner for Mexico market.

3.   Share capital

(a)  SHARE ISSUANCE

On June 11, 2003, the Company raised gross proceeds of $32,775,000 by way of a public offering of 26,220,000 units at a price of $1.25 per unit. Each unit consists of one common share and one-half of one purchase warrant. Each whole warrant entitles the holder to purchase a common share at a price of $1.75 at any time on or before December 10, 2004. In addition the Company issued 1,835,400 compensation options with a fair value of $1,468,000 for services in connection with the completion of the offering. Each compensation option entitles the holder to acquire one unit for $1.27 at any time on or before December 10, 2004. The Company incurred expenses of $4,393,000 for the issuance, which include the non-cash charge of $1,468,000 being the fair value of the compensation option. The Company allocated $4,324,000 of the net proceeds to the warrants, $1,405,000 to the compensation option and $24,121,000 to share capital.

(b)  STOCK OPTIONS

As of November 30, 2003 and May 31, 2003, there were 6,712,000 and 5,378,000 options outstanding to acquire common shares of the Company. During the six month period ended November 30, 2003, 131,000 options were exercised to purchase common shares of the Company.

(c) LOSS PER SHARE

The Company has excluded from the calculation of diluted loss per share all common shares potentially issuable upon the exercise of stock options, warrants and compensation options that could dilute basic loss per share, because to do so would be anti dilutive.

4. Pro forma disclosure for Employee Stock Based Compensation

The Company accounts for its stock options granted to employees using the intrinsic value method. Section 3870 requires companies not using the fair value method to disclose pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method. The Company has elected to disclose pro forma net loss and pro forma net loss per share as if the Company had accounted for its options since 1995 under the fair value method.

     A summary of the pro forma impact on the statement of loss is presented in the table below.

                                         THREE      Three         SIX          Six
                                         MONTHS     months       MONTHS       months
                                         ENDED      ended        ENDED        ended
                                        NOV. 30,   Nov. 30,     NOV. 30,     Nov. 30,
(amounts in 000's)                       2003        2002         2003         2002
                                       --------    -------      --------     ---------
Loss for the period                    $  5,998    $ 3,969      $ 14,169     $   8,045
Compensation expense related
  to the fair value of stock options        405        317           655           992
                                       --------    -------      --------     ---------
Pro forma loss for the period          $  6,403    $ 4,286      $ 14,824     $   9,037
                                       --------    -------      --------     ---------
Pro forma loss per common share        $   0.04    $  0.03      $   0.09     $    0.06
                                       --------    -------      --------     ---------

The fair value of each option granted has been estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions used for options granted in the three and six months periods ended November 30, 2003:
(i) dividend yield of 0%; (ii) expected volatility of 110%; (iii) risk free interest rate of 2.85% and (iv) expected life from 4 to 5 years. The Company has assumed no forfeiture rate as adjustments for actual forfeitures are made in the year they occur. The weighted-average grant date fair values of options issued in the three and six months periods ended November 30, 2003 were $1.12 and $1.18 per share respectively.